Exhibit 23.1

Nessco Group Holdings Limited

The Board of Directors

RigNet Inc.:

Independent Auditor’s Consent

We consent to the incorporation by reference in the registration statement (Registration Statement No. 333-171278) on Form S-8 of RigNet, Inc. and in the registration statement (Registration Statement No. 333-178506) on Form S-3 of RigNet, Inc. of our report dated 17 September 2012, with respect to the consolidated and company balance sheets of Nessco Group Holdings Limited and its subsidiary undertakings as of March 31 2012 and 2011, and the related consolidated profit and loss account and consolidated cash flow statement for each of the years in the two-year period ended March 31, 2012, which report appears in the Form 8-K/A of RigNet, Inc., to be filed with the SEC on 17 September 2012.

/s/ Johnston Carmichael LLP
Johnston Carmichael LLP
Aberdeen, United Kingdom

17 September 2012